Via EDGAR

May 4, 2017

Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Liberty Oilfield Services Inc.
Registration Statement on Form S-1
File No. 333-216050

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 2, 2017, in which we requested the acceleration of the effective date of the above referenced Registration Statement for May 4, 2017 at 3:30 p.m., Washington, D.C. time, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date. Thank you for your assistance in this matter.

Securities and Exchange Commission

May 4, 2017

Very truly yours,

LIBERTY OILFIELD SERVICES INC.

By:	/s/ R. Sean Elliott
Name:	R. Sean Elliott
Title:	Vice President and General Counsel

cc:	David P. Oelman, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.